UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: +852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 6, 2023, MMTEC, Inc. (NASDAQ Capital Market: MTC) (the “Company”) issued a press release, included herewith as Exhibit 99.1, announcing that commencing March 6, 2023, the Company will relocate its operations from Beijing to Hong Kong Special Administrative Region. The Company’s new operations headquarters address is: Room 2302, 23rd Floor, FWD Financial Center, 308 Des Voeux Road Central, Sheung Wan, Hong Kong. The new telephone contact is: +852 36908356.

The information, including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

SUBMITTED HEREWITH

Exhibits:
99.1	News Release dated March 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong
Chief Financial Officer

Date: March 6, 2023

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